FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey National plc ("Abbey")	3rd April 2007

Executive Director's Change in Responsibility

Further to the announcement dated 12 January 2007, Abbey announces that Nathan Bostock, Executive Director, Finance, Markets and Human Resources will no longer be responsible for the Abbey Financial Markets business in order to concentrate on his existing Finance, Human Resources and Corporate Banking responsibilities.

Richard Williams, Head of Markets, Europe will be responsible for Abbey’s Financial Markets business which will form part of Santander’s Global Wholesale Banking operations in Europe.

The above changes are subject to FSA approval.

- Ends -

For further details, please contact:

Matthew Young, Communications Director:   Tel: 0207 756 4232

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 3rd April 2007	By / s / Jason Wright (Authorised Signatory)